SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release February 10, 2005 announcing the signing of a definitive agreement to acquire full ownership of Equant

Paris, February 10, 2005

Press release

France Telecom Announces the Signing of a Definitive Agreement to Acquire Full Ownership of Equant

France Telecom today announced that it had signed a definitive agreement with Equant for the acquisition by France Telecom of all of the assets and liabilities of Equant for a total aggregate consideration of €578m for the portion not yet owned by France Telecom, which represents an implied share price to Equant shareholders of €4.30 per share. The agreement’s final terms, which represent a €0.10 increase in Equant’s implied share price compared to France Telecom’s initial proposal, have been approved by France Telecom’s Board of Directors. This implied share price represents:

•	A premium of 19.4% over the closing price on January 21, 2005;

•	A premium of 18.1% over one month; 16.2% over 3 months.

The acquisition would be followed by a liquidating distribution of the purchase price to Equant’s shareholders.

This increase in the price represents an increase of less than €14 m in France Telecom’s net cash out for the transaction.

The transaction remains subject to certain conditions, including approval by Equant’s shareholders voting at an Extraordinary General Meeting. France Telecom has agreed to vote in favor of the transaction at that shareholders’ meeting, which will require a simple majority for approval. In view of these conditions, the transaction should be completed and liquidating distributions paid to shareholders no sooner than May 2005. The shares of Equant NV will subsequently be delisted from Euronext Paris and NYSE, and Equant NV will be liquidated.

The liquidating distribution to Equant’s shareholders will not be subject to withholding tax in the Netherlands.

About France Telecom

France Telecom is one of the world’s leading telecommunications carriers, with 121.5 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 46.1 billion euros for 2003 (23.2 billion euros for the first half of 2004). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

Press contacts:

Nilou du Castel / Bertrand Deronchaine              +33 1 44 44 93 93

nilou.ducastel@francetelecom.com / bertrand.deronchaine@francetelecom.com

This press release contains “forward-looking statements” about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and management’s expectations about France Telecom’s proposal to acquire full ownership of Equant. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur, notably because the transaction remains subject to certain conditions .

The forward-looking statements contained in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 10, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information